                                                 PAPER B: APPENDIX

                                            Ontario's Economic Outlook

Introduction and Overview

This appendix sets out the macroeconomic projections underlying the 2005 Budget fiscal plan.

Growth is expected to remain moderate in 2005, with real gross domestic product (GDP) increasing by
2.0 per cent, reflecting the appreciation of the Canadian dollar, high oil prices and an easing in the pace of economic growth in the U.S. economy.  These factors are expected to restrain employment gains to 1.0 per cent, or 65,000 jobs, in 2005.  Growth will be slower than in 2004, when Ontario real
GDP rose by 2.6 per cent, rebounding from a series of shocks that slowed growth to 1.6 per cent in
2003.

Over the longer term, the prospects for Ontario's economic growth are brighter and real output is forecast to rise by 2.8 per cent in 2006, 3.4 per cent in 2007 and 3.3 per cent in 2008.  This stronger showing will help raise the pace of job creation, lowering the unemployment rate and bringing about stronger income growth for Ontarians. Based on the outlook for growth in the economy, Ontario total taxation revenues are forecast to increase 4.1 per cent in 2005-06 and by an average of 4.9 per cent over the following three years.

Ontario Economic Highlights
(Annual Average, Per Cent)
--------------------------------------------------------------------------------------------- ------------  ------------
                                            2003         2004         2005p         2006p        2007p         2008p
Real GDP Growth                              1.6          2.6          2.0           2.8          3.4           3.3
Nominal GDP Growth                           3.1          4.7          3.9           4.6          5.3           5.3
Unemployment Rate                            7.0          6.8          6.7           6.5          6.3           6.1
CPI Inflation                                2.7          1.9          2.1           1.9          1.8           1.8
p = projection.
Sources: Statistics Canada and Ontario Ministry of Finance.

Private-Sector Economic Forecasts

[A chart showing the Ontario real GDP growth projections
 of the Ministry of Finance compared to the average private-sector forecast for the years of 2005 to 2008.]

The Ontario Government draws on private-
sector economic forecasts as a guide for
building prudent economic projections on
which to establish revenue forecasts.
Typically, the assumptions about economic
growth in budgets have been below the
average prediction of private-sector
forecasts. The chart to the right compares
the average private-sector forecast for
Ontario real growth over the next four years
with the assumptions used in the Budget.

The following table shows the projections
for Ontario real economic growth of
private-sector forecasters.

Current Private-Sector Forecasts for Ontario Real GDP Growth
(Per Cent)
---------------------------------------------------------------------------------------------------------------------
                                                              2005           2006            2007           2008
Conference Board (April)                                      2.1             2.9            3.4            3.4
Global Insight (January)                                      2.8             2.7            3.9            3.8
Centre for Spatial Economics (April)                          2.4             3.3            3.6            3.6
University of Toronto (April)                                 1.4             3.1            4.0            3.8
Bank of Montreal (April)                                      2.7             3.6             -               -
RBC Financial (March)                                         2.4             3.0              -              -
Scotiabank (March)                                            1.9             2.0             -               -
TD Bank (March)                                               2.2             3.2             -               -
Nesbitt Burns (April)                                         2.4             2.8             -               -
CIBC World Markets (March)                                    2.2             2.8             -               -
-------------------------------------------------------- --------------  -------------  -------------- --------------
Average                                                       2.3             2.9            3.7            3.7
Source: Ontario Ministry of Finance Survey of Forecasts (May 2005).

The Fiscal Transparency and Accountability Act provides for a mechanism that will refine and increase the openness of the economic assumptions used in budget-making.  The Act directs the
Minister of Finance to establish an Economic Forecast Council to "provide advice relating to macroeconomic forecasts and assumptions to be used to prepare the Budget and the related fiscal plan."  Meeting with private-sector economists early in the budget-preparation process helped to inform the Budget's economic and fiscal projections.  It also provided a forum for professional advice about policy priorities and the economic challenges that Ontario faces.

The Economic Environment

Ontario is part of an interconnected global economy.  In 2004, international exports of goods and services were equivalent to 44.5 per cent of total nominal GDP.  This means the health and growth of the Ontario economy depend to a large degree on developments beyond its borders, and especially on the state of the U.S. economy.  Each sustained percentage point increase in U.S. real growth adds
0.3 to 0.7 percentage points to real growth in Ontario in the first year.  The range largely reflects the fact that the impact on Ontario growth depends on the specific source of the change of U.S. growth.

Although the private-sector economists who met with the Minister of Finance agreed that the most probable outcome for the Ontario economy was one of continued growth, they stressed the need to be aware of and take into consideration the risks that could arise from potentially adverse developments in the world economy.

Ontario's international trade, for example, depends on the path of Canada's exchange rate.  Estimates based on historical relationships suggest that a five-cent rise in the Canadian dollar against its U.S.
counterpart reduces Ontario growth by 0.2 to 0.9 percentage points in the first year.  This wide range reflects a number of uncertainties, such as the extent to which firms pass through lower costs for imports, because of the higher Canadian dollar, to prices for goods and services in Canada.

The prices of key commodities upon which Ontario producers rely, such as crude oil, are determined in world markets.  Conflicts in other parts of the world can materially affect these prices.  A sustained
$10 US per barrel increase in the price of world crude oil trims Ontario's real growth by 0.3 to 0.7 percentage points in the first year.  This impact also assumes natural gas prices rise in the same proportion as oil prices, since they are substitute sources of energy.  The range is due in part to uncertainty regarding the degree to which higher energy costs increase consumer prices.  Furthermore, the contractionary impact of higher world oil prices on U.S. demand hurts Ontario exports.

Interest rates also influence the Ontario economy.  Interest rates paid by Ontario borrowers are tied to rates that markets set for Government of Canada bonds, which are highly liquid.  Canadian debt trades in integrated world markets and will be influenced by global financial conditions as well as by how investors perceive the risks and opportunities in particular countries.

The following table shows the average private-sector forecast of some of these key external variables.

Key External Factors That Affect the Ontario Economy
---------------------------------------------------------------------------------------------------------------------
Average Private-Sector Forecast
                                                      ------------------------------- -------------------------------
                                                                  Actual                         Forecast
                                                      ------------------------------- -------------------------------
                                                           2003            2004            2005            2006
                                                      --------------  --------------- --------------  ---------------
Canadian Dollar (Cents US)                                 71.4            76.8            82.0            82.4
Crude Oil ($ US per Barrel)                                31.1            41.4            49.1            44.5
U.S. Real GDP Growth (Per Cent)                            3.0              4.4            3.4              3.3
Short-Term Interest Rates (Per Cent)                       2.9              2.2            2.6              3.3
----------------------------------------------------  --------------  --------------- --------------  ---------------
Sources: Bank of Canada, U.S. Bureau of Economic Analysis, Consensus Economics (April 2005), Blue Chip Economic Indicators
(May 2005) and Ontario Ministry of Finance Survey of Forecasts (May 2005).
                                                      --------------  --------------- --------------  ---------------

To the extent that the actual path of these external factors differs from the assumptions, economic growth will tend to be faster or slower.  The table below shows the typical range of these impacts.

Impact of Changes in Key Assumptions on Ontario Real GDP Growth*
(Percentage Point Change)
------------------------------------------------------------------------------------------------------------------
                                                                         First Year              Second Year
                                                                   ----------------------- -----------------------
Canadian Interest Rates Increase by One Percentage Point                -0.1 to -0.5            -0.2 to -0.6
U.S. Real GDP Growth Increases by One Percentage Point                  +0.3 to +0.7            +0.4 to +0.8
Canadian Dollar Appreciates by Five Cents US                            -0.2 to -0.9            -0.7 to -1.4
World Crude Oil Prices Increase by $10 US Per Barrel                    -0.3 to -0.7            -0.1 to -0.5
-----------------------------------------------------------------  ----------------------- -----------------------
*Impacts based on changes being sustained.
Source: Ontario Ministry of Finance.
                                                                   ----------------------- -----------------------

The revenue forecast in the 2005 Budget is based on the economic projections set out in this appendix.
The following table shows the sensitivity of Ontario revenues to changes in projected economic growth.  These are average estimates.  Actual results could vary significantly depending on how the underlying economic components differ from the original forecast.

Cumulative Impact of Changes in Economic Assumptions on Ontario Revenues
($ Millions)
-------------------------------------------------------------------------------------------------------------------
                                                                                     Full Year
                                                                     2005-06           2006-07          2007-08
Sustained One Percentage Point Higher Real GDP Growth                  615              1,290            2,030
Source: Ontario Ministry of Finance.

A sustained one percentage point decrease in real GDP growth would result in revenue declines in line with the increases estimated above.

A Growing U.S. Market

The U.S. economy grew by 4.4 per cent in real terms in 2004, the fastest annual gain since 1999.
Economic growth was broadly based, with both the household and business sectors contributing to the rise, providing healthy markets for Ontario exports.  Consumer spending was led by strong gains in furniture and household items, boosted by a robust housing market that recorded its strongest gain since 1992.  Auto sales were 17.3 million units, a high level, but just matching the average pace of sales during the previous five years.  In the business sector, solid demand helped corporation profits record a third straight double-digit gain, allowing firms to maintain healthy balance sheets and strong cash flow.  As a result, firms boosted investment in machinery and equipment, with outlays rising
13.6 per cent in 2004.

Economists expect continued growth in the U.S. economy, although at a moderating pace.  According to the Blue Chip Economic Indicators survey, the U.S. economy is expected to grow by 3.4 per cent in
2005, 3.3 per cent in 2006, 3.2 per cent in 2007 and 3.0 per cent in 2008.

[A graph showing the U.S. real GDP growth for the years 2002 to 2008.]

Continued growth may be tested by a
number of risks and imbalances.  The
strength of consumer spending has been the
main driving force of the U.S. economy
since 2001.  However, high personal debt
levels, rising interest rates and high oil
prices are beginning to temper gains in
personal consumption. In 2004, real
personal spending rose at a slower rate than
overall GDP for the first time since 1997.

There are also growing concerns about the massive U.S. current account deficit, which reached a record $665.9 billion US in 2004, representing 5.7 per cent of GDP.  The current account deficit was accompanied by a record $412 billion US federal fiscal deficit.  Tax cuts and significant government spending growth have stimulated the very strong pace of consumer spending, boosting imports and raising the trade deficit.  To maintain this rate of consumption, the U.S. economy must borrow from the rest of the world.  If investor demand for U.S. assets were to weaken, interest rates could rise sharply, leading to a deterioration of consumer and business demand.  Export-oriented Ontario, with close links to the U.S. economy, would be harmed by such a development.

[A graph showing the U.S. fiscal balance for the years 1985 to 2003.]

[A graph showing the U.S. current account balance for the years 1985 to 2003.]

Adjusting to a Stronger Canadian Dollar

The Canadian dollar appreciated from 64.9 cents US in January 2003 to a peak of over 85 cents US in
November 2004, a 12-year high.  Since then, the dollar has eased and traded at close to 80 cents US at the end of April 2005.  Over the same period, the trade-weighted value of the U.S. dollar declined by nearly 11 per cent.

The rapid appreciation of the Canadian dollar over the past two years is unprecedented and has created a significant challenge for Ontario exporters.  In a survey by the Bank of Canada released in January
2005, over half of the responding firms reported being hurt by the higher dollar, with businesses in the manufacturing and resource sectors being hardest hit.  The appreciation has lowered profit margins for exporters, and in some cases has reduced export volumes.

In response to the higher dollar, businesses are cutting costs and working to raise productivity.
Investment in productivity-enhancing machinery and equipment is made easier by the strong currency, because it lowers the price Ontario companies pay.  About 60 per cent of Ontario machinery and equipment is imported, mainly from the United States.  Firms have also contained production costs by expanding their use of inputs imported from low-cost producers.

The appreciation of the Canadian dollar has benefited Ontario consumers by lowering prices of imported goods and helping to offset some of the impact of higher prices for oil.

At present, there is a wide divergence among projections of the exchange rate.  Private-sector forecasts for the average value of the Canadian dollar in 2005 range from a low of 79.3 cents US to a high of
85.0 cents US.  This translates into a range of 78.3 to 88.9 cents US by the end of the year, a far wider range than usually found.

Private-Sector Forecasts for the Canadian Dollar
(Cents US)
------------------------------------------------------------------------------------------------------------------------
                                    2003           2004          2005p          2006p          2007p          2008p
                               -------------- -------------- -------------- -------------- -------------- --------------
        Average                     71.4           76.8           82.0           82.4           82.1           83.0

        High                         -              -             85.0           93.4           86.4           85.9
        Low                          -              -             79.3           76.2           79.6           81.2
p= private-sector survey average.
Sources: Bank of Canada and Ontario Ministry of Finance Survey of Forecasts (May 2005).

The planning projections in the Budget
assume the Canadian dollar will average
82.8 cents US in 2005, and gradually
appreciate to an average of 84 cents US by
2008. Canadian inflation is expected to
remain somewhat below U.S. inflation over
this period, so the real exchange rate is
[A graph showing the annual average Canadian dollar in U.S. cents for the years 1990 to 2008.]

Exports Under Pressure

Ontario's international exports were valued at $230.5 billion in 2004, equivalent to 44.5 per cent of current-dollar GDP.  The United States accounted for over 90 per cent of Ontario's international merchandise exports in 2004.  Despite the rapid appreciation of the Canadian dollar, Ontario real exports grew 5.1 per cent in 2004, after dropping in two of the previous three years. The pickup in export growth in 2004 reflected the strongest global economic growth in nearly three decades. This, combined with a high level of U.S. auto sales and a double-digit gain in machinery and equipment investment expenditures by U.S. businesses, helped boost Ontario's export volumes. The gain, however, was concentrated in the first half of 2004 and exports declined in the second half of the year.

Real exports are expected to grow by 2.0 per cent in 2005, followed by an annual average gain of
3.6 per cent a year during the 2006 to 2008 period.
[A graph showing the per cent change in exports and imports
 in Ontario for the years 2000 to 2008.]

The pace of export growth reflects continued,
though moderating, growth in the world
economy and the adjustment of exporters to
the higher value of the Canadian dollar.

Private-sector forecasters expect U.S. auto
sales to decline slightly in 2005 to a still-
impressive 17.0 million units, down from
17.3 million in 2004. However, some models
produced at Ontario auto-assembly plants are
losing market share in the United States and
may struggle to match sales levels achieved in
2004.  The auto sector is crucial for the
Ontario economy and accounted for 45.3 per cent of the province's merchandise exports to the United
States in 2004.

Machinery and equipment sales accounted for 14.5 per cent of the province's merchandise exports to the United States in 2004.  Forecasters expect U.S. real investment on equipment and software to increase by 12.4 per cent in 2005, the second straight double-digit annual gain.  However, growth in the non-computer segment, which is more relevant for Ontario exporters, is expected to be a more moderate 7.0 per cent in 2005 and to decline by an average of 0.4 per cent a year from 2006 through
2008.

[A graph showing China's share of Ontario merchandise imports for the years 1995 to 2004.]

In recent years, China has surged ahead as
a major exporting nation and become
Ontario's second-largest two-way trading
partner.  Ontario merchandise imports
from China grew more than fourfold from
1995 to 2004, with the share of total
imports rising from 2.0 to 5.7 per cent.

[A graph showing Ontario exports to other provinces
 in billions of dollars for the years 1981 to 2004.]

Canada's other provinces and territories
are also important trading partners for
Ontario.  Interprovincial exports totalled
$95.2 billion in 2004, while imports from
other provinces reached $70.5 billion.
Private-sector forecasters expect Canadian
real GDP growth of 2.6 per cent in 2005,
stronger than their projection for the Ontario
economy.  On balance, other parts of
Canada benefit more than Ontario from high
commodity prices because primary
industries such as forestry, mining and
agriculture make up a larger share of their
economies.  Healthy economies in the rest
of Canada, in turn, support growth in the
market for Ontario goods and services.

Stable Interest Rates and Low Inflation

The Bank of Canada has held interest rates steady since October 2004, when the past appreciation of the Canadian dollar began to constrain growth and reduce any prospects of inflation.  This is expected to continue until later in the second half of this year, when economic growth is projected to accelerate.

Private-sector forecasters expect Canadian three-month treasury bill rates to rise slightly, from an average of 2.2 per cent in 2004 to 2.6 per cent in 2005 and 3.3 per cent in 2006.  Ten-year Government of Canada bond yields are projected to increase by a smaller amount, rising from an average of 4.5 per cent in 2005 to 5.0 per cent in 2006, consistent with ongoing economic growth and contained inflation.

[A graph showing the government of Canada bond rate for the years 1990 to 2008.]

Since June 2004, the U.S. Federal Reserve
Board has raised interest rates eight times for
a total of 200 basis points, bringing its key
target for the federal funds rate to 3.0 per
cent. As a result, Canadian short-term interest
rates are below comparable U.S. rates for the
first time in close to four years. The Federal
Reserve is widely expected to continue
lifting interest rates gradually, implying a
widening negative Canada-U.S. rate gap for
the rest of the year.

Canadian Interest Rate Outlook
(Annual Per Cent)
---------------------------------------------------------------------------------------------------------- -------------
                                                2003        2004        2005p       2006p        2007p         2008p
                                            ------------ -----------  ----------  ----------  ------------ -------------
3-month Treasury Bill Rate                      2.9          2.2         2.6         3.4          4.3           4.7
10-year Government Bond Rate                    4.8          4.6         4.6         5.2          5.7           6.0
Ontario CPI Inflation Rate                      2.7          1.9         2.1         1.9          1.8           1.8
p= projection.
Sources: Bank of Canada, Statistics Canada and Ontario Ministry of Finance.

The Bank of Canada aims at core inflation of two per cent, the midpoint of its one to three per cent target range.  The Bank's favoured measure of core inflation (the CPI excluding the eight most volatile items and the effect of changes in indirect taxes) has remained below two per cent throughout 2004 and into early 2005.  This gives the Bank scope to keep interest rates low and support economic growth.

[A graph showing the Ontario CPI inflation outlook for the years 2003 to 2008.]

The Ontario CPI inflation rate is expected to
average 2.1 per cent in 2005, similar to the
1.9 per cent rate recorded in the previous
year.  Over the 2006 to 2008 period, inflation
is projected to average slightly less than two
per cent a year.

The limited movement of Ontario inflation
within the Bank of Canada's target range
likely will be shaped by two main factors:
oil prices and the exchange rate.

[A graph showing crude oil prices in U.S. dollars per barrel for the years 1995 to 2006.]

In early April 2005, the price of crude oil
reached an all-time high of over $58 US per
barrel, a reflection of tight supply conditions
and continued strong demand.  Private-sector
forecasters expect the average price to be
18.6 per cent higher in 2005 than in 2004.
Forecasters generally expect slower global
economic growth to trigger lower crude oil
prices as 2005 unfolds, with crude projected
to ease to $48.80 US per barrel by July 2005
and $44.70 US in a year's time.   However,
futures markets are less optimistic, expecting
crude oil to trade above $50 US per barrel
throughout 2005.  For the purposes of this
budget, oil prices are assumed to average
$51.40 US per barrel in 2005.  High oil and
gas prices are the primary reason for the modest growth forecast in Ontario Gasoline Tax revenues
(1.1 per cent) in 2005-06.

The Canadian dollar's appreciation of about 25 per cent since 2003 has lowered the cost of imported goods for consumers and businesses.  About half of the durable goods consumed by Ontarians are imported.

Wage settlements averaged 3.0 per cent during 2004, similar to the experience of the past few years.
Wage settlements are expected to moderate in 2005, helping to keep inflationary pressures in check.

Risks From Financial Markets

The assumption of financial market stability, sustained low inflation and stable interest rates is subject to significant and varied risks.  One important area of concern is the potential for sharply higher inflation in the United States.  Markets have become accustomed to moderate, well-contained inflation and this has helped maintain low nominal interest rates.
U.S. demand continues to grow at a healthy pace and may be pushing the limits of productive capacity at the same time as the depreciating U.S. dollar is putting upward pressure on import prices.  Despite these pressures, inflation has remained moderate.  Should the balance of forces resulting in low inflation be disrupted by rising commodity prices, abrupt U.S. dollar depreciation or slower productivity growth, there is a danger of interest rates rising faster and higher than expected.  Under such circumstances, the Bank of Canada could be under pressure to raise domestic interest rates.
Higher rates could hinder Canada's economic growth, even as U.S. economic growth falters.

Risks such as these, arising from external forces, make it important to establish Ontario's fiscal plan on a prudent basis.

Continued Job Growth

[A graph showing Ontario employment in thousands for the years 2004 to 2008.]

Ontario total employment rose 1.7 per cent
in 2004, representing a net increase of
108,000 jobs.  Full-time jobs, which rose by
111,500 new positions, accounted for all of
the net gain in employment last year.  On an
industry basis, the service sector, including
wholesale and retail trade, health care, and
finance, insurance and real estate, led
employment gains in 2004.

As Ontario businesses adjust to the steep
appreciation of the Canadian dollar and cost
pressures from high oil prices, employment
growth is forecast to slow to 1.0 per cent in
2005, a gain of 65,000 jobs.   Employment gains are expected to firm up during the 2006 to 2008 period, averaging close to 2.0 per cent a year.  Stable gains in employment are projected to steadily lower Ontario's unemployment rate to 6.1 per cent by 2008.  Over the same period, the rate of labour-
force participation is expected to climb modestly to 68.5 per cent.

[A graph showing the Ontario unemployment rate
 as a per cent for the years 2004 to 2008.]

Steady gains in employment will create
rising incomes for Ontario workers.  Wages
and salaries are forecast to rise by 3.6 per
cent in 2005 and an average of 5.3 per cent
during 2006 to 2008. Personal income is
expected to increase 3.8 per cent in 2005
and by an average of 4.9 per cent over the
following three years, providing the basis
for growing household spending on goods
and services.  Based on the outlook for
rising employment, wages and incomes,
Ontario's Personal Income Tax revenues are
forecast to increase 4.9 per cent in 2005-06
and by an average of 6.7 per cent over the
following three years.  Likewise, Employer Health Tax revenues are forecast to increase 3.8 per cent in 2005-06 and by an average of 4.4 per cent over the following three years.

Household Sector to Post Modest Gains

[A graph showing the Canadian household debt interest costs
 as a per cent of personal disposable income for the years 1980 to 2004.]

Consumer spending is expected to continue
growing over the forecast period, reflecting
healthy household balance sheets,
continuing low interest rates and rising
incomes.  Real consumer spending is
projected to rise 2.6 per cent in 2005, easing
from the 3.2 per cent rate posted in 2004.
Over the 2006 to 2008 period, household
spending growth is projected to average
3.1 per cent a year.  Rising house values
have boosted household wealth,
contributing to the willingness and capacity
of households to increase spending.  Based
on the outlook for increased personal
spending, Ontario Retail Sales Tax revenues are forecast to increase 3.8 per cent in 2005-06 and by an average of 5.5 per cent over the following three years.

[A graph showing Ontario Consumer confidence for the years 1980 to 2004.]

The strong pace of Ontario housing market
activity contributed to vigorous personal
spending on household-related items in
2004.  Home resales hit a record high last
year, climbing 7.0 per cent.  Sales of new
homes also remained strong.  Home
furnishing stores registered sales growth of
19.0 per cent.  Home centre and hardware
store sales rose 7.9 per cent in 2004, the
fourth consecutive annual increase.

Although household debt levels have
continued to rise, partly a result of robust
home buying in recent years, the cost of
carrying debt is low by historical standards.  Low interest rates and steadily rising personal disposable incomes have contributed to the healthy position of household finances.  The ratio of Canadian household debt costs to personal disposable income was 7.7 per cent in the fourth quarter of 2004, below the average of 8.1 per cent over the 1980 to 2004 period. The ratio has remained relatively stable over the past three years, ranging between 7.5 and 7.8 per cent.  The level of consumer confidence in 2004, as measured by the Conference Board of Canada, was the third highest in the past
16 years.  The consumer confidence index is currently 7.5 percentage points above the average prevailing since 1980.

The housing market is expected to be fairly stable in 2005.  During the past nine years, Ontario housing starts have trended higher.  In 2003 and 2004, housing starts averaged just over 85,000 units annually, the strongest two-year pace of building activity since 1988 and 1989.  Unlike the housing boom of the late 1980s, the current market is not characterized by speculative and unsustainable increases in home prices.

[A graph showing the mortgage payments as a share
 of after-tax household income for the years 1985 to 2007.]

Over the 2005 to 2008 period, starts are
projected to moderate.  Housing starts are
forecast to reach 75,400 units in 2005 and
an average of 74,800 units per year over the
2006 to 2008 period.  The continued
strength of the housing market reflects
historically low mortgage rates and rising
disposable incomes, which help keep home
ownership affordable.  This, combined with
continued strong levels of immigration, will
encourage high levels of housing demand
and construction.

Average five-year mortgage rates have
remained steady near six per cent since mid-December, down from a peak of 6.7 per cent in July 2004.
Borrowers can usually negotiate mortgage rates lower than those published by financial institutions.

Sales of existing homes rose 7.0 per cent to reach a record level of 197,354 in 2004, marking the fourth consecutive year of record home resales in Ontario.  The average price of a resale home in
Ontario climbed 8.1 per cent to $245,229 in 2004, the highest on record.  Resale home prices have increased steadily since 1995 and have risen faster than the rate of CPI inflation over the past eight years.  However, the housing market appears to be in the midst of a period of sustainable, non-
speculative growth, unlike the experience of the late 1980s.  From 1982 through 1989, average resale home prices jumped by nearly 160 per cent, more than three times the 49.3 per cent gain recorded during the most recent seven years.

Nonetheless, modestly higher interest rates in the second half of this year are expected to lead to a gradual easing of housing activity, keeping the market from overheating, yet without causing an abrupt deterioration in home affordability.  The average private-sector forecast calls for the number of existing home sales to ease by 1.9 per cent in 2005 and 4.1 per cent in 2006, with average resale house prices rising by 4.4 per cent in 2005 and 3.8 per cent in 2006.  Based on the housing market outlook,
Ontario Land Transfer Tax revenues are forecast to remain at their 2004-05 level in 2005-06.

Strong Business Investment

[A graph showing the Canadian ratio of debt-to equity
 for the years 1988 to 2004.]

Business investment spending on machinery
and equipment has contributed to Ontario
economic growth during the past two years,
with outlays rising by 7.2 per cent in 2003
and 7.4 per cent in 2004, the largest gain
since 1999.  Commercial and industrial
construction, on the other hand, declined in
both 2003 and 2004.  The strong pace of
machinery investment has been the outcome
of a supportive investment environment,
including rising demand in the global
economy, a high level of profits, improving
corporate balance sheets, a high rate of
capacity utilization, lower capital equipment
prices and competitive pressures to adopt new technology.

Currently, Canadian manufacturing industries are operating at a record-high 88.5 per cent capacity utilization rate, with the industrial sector operating at 86.0 per cent, the highest rate in 16 years.

Strong growth in corporation profits was an important source of funds for business investment spending in 2004.  Pre-tax corporation profits increased by 13.8 per cent last year, with both financial and non-financial firms recording gains.  Corporate profits were equivalent to 12.9 per cent of GDP in
2004, the highest in 30 years.  While relatively low interest rates and strong growth in the United
States will support profits this year, the high dollar will act to dampen growth.  Corporation profits are expected to grow by 3.0 per cent in 2005 and an average of 4.2 per cent from 2006 through 2008.

[A graph showing the per cent change in pre-tax corporate profits and nominal GDP for the years 1982 to 2004.]

Profits are much more volatile than the
economy as a whole.  Since 1990, the
annual change in profits has ranged from a
decline of 28 per cent to a rise of 56 per
cent.  That range is 10 times more than the
corresponding variability of nominal GDP
growth.  Profits are likely to be just as
volatile in the future as in the past.  The
moderate, steady projection of profit
growth, at a rate somewhat below that for
nominal GDP, is intended to serve as a
prudent planning assumption rather than a
forecast that future profits will be stable.
Given the volatility of corporate profit

growth and the exceptionally high level of revenues attained in 2004-05, Ontario Corporation Tax revenues are cautiously forecast to decline 2.8 per cent in 2005-06 and increase by an average of
1.8 per cent over the following three years.

According to Statistics Canada's investment intentions survey published in February, Ontario businesses intend to increase nominal investment spending in 2005 by 8.6 per cent for equipment and
1.9 per cent for structures.

[A graph showing the per cent change in commercial and industrial construction and in machinery and equipment investment for the years 2001 to 2008.]

Real investment in machinery and
equipment is forecast to rise by 10.3 per
cent in 2005 and 5.8 per cent a year during
the 2006 to 2008 period.  Since Ontario
firms import about 60 per cent of their
capital equipment, mainly from the United
States, the higher Canadian dollar has
substantially lowered the cost of investing
in machinery and equipment.  This is
encouraging business investment in
productive capital and enhancing Ontario's
long-term competitiveness.

After declining in four of the past five
years, non-residential investment outlays are expected to increase by 1.8 per cent in 2005, and then continue to rise by an average of 3.1 per cent from 2006 through 2008.

Positive Long-Term Economic Prospects

[A graph showing the 2006 to 2008 average real GDP growth
 for Ontario and G7 nations.]

Private-sector forecasters are optimistic
about the future growth prospects of
Ontario.  The consensus forecast calls for
real GDP growth to average 3.4 per cent a
year during the 2006 through 2008 period,
ahead of all G-7 countries.

The measures announced in this Budget will
help enhance prosperity and strengthen the
long-term potential for growth.  Investing in
the knowledge and skills of workers,
renewing our infrastructure, promoting
innovation and supporting an environment
that encourages business investment and job
creation form the policy framework that will achieve Ontario's economic potential.

Annex A: Details of the Ontario Economic Outlook

The Ontario Economy, 2003 to 2008
(Per Cent Change)
------------------------------------------------------------------------------------------------------------------------
                                                           Actual                             Projected
                                                 ----------------------- -----------------------------------------------
                                                        2003        2004        2005        2006        2007        2008
-----------------------------------------------  ----------- ----------- ----------- ----------- ----------- -----------
Real Gross Domestic Product                              1.6         2.6         2.0         2.8         3.4         3.3
     Personal consumption                                3.2         3.2         2.6         2.9         3.2         3.1
     Residential construction                            4.5         4.2         0.8         1.3         2.4         2.5
     Non-residential construction                       -3.2        -5.1         1.8         3.1         3.0         3.1
     Machinery and equipment                             7.2         7.4        10.3         6.6         5.4         5.3
     Exports                                            -0.6         5.1         2.0         3.4         3.7         3.9
     Imports                                             3.8         7.0         4.9         3.8         3.7         4.0
Nominal Gross Domestic Product                           3.1         4.7         3.9         4.6         5.3         5.3
Other Economic Indicators
     Retail sales                                        3.4         3.2         4.0         3.9         4.0         4.4
     Housing starts (000s)                              85.2        85.1        75.4        74.3        74.5        75.5
     Personal income                                     2.6         3.6         3.8         4.6         4.9         5.1
     Wages and salaries*                                 3.1         3.7         3.6         5.0         5.4         5.4
     Corporate profits                                  -1.7        13.8         3.0         4.0         4.0         4.5
     Consumer Price Index                                2.7         1.9         2.1         1.9         1.8         1.8
Labour Market
     Employment                                          2.9         1.7         1.0         1.8         2.0         2.0
     Job creation (000s)                                 173         108          65         118         130         131
     Unemployment rate (per cent)                        7.0         6.8         6.7         6.5         6.3         6.1
-----------------------------------------------  ----------- ----------- ----------- ----------- ----------- -----------
*Includes supplementary labour income.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ontario Ministry of Finance.
                                                 ----------- ----------- ----------- ----------- ----------- -----------

Annex B: Comparison to the 2004 Budget

Ontario's actual growth in 2004 slightly exceeded last year's Budget projection of 2.3 per cent, and the composition was somewhat different than expected. Retail sales grew by only 3.2 per cent last year compared to the 2004 Budget projection of 3.5 per cent.  Housing starts were 85,114 units in 2004, ahead of the Budget assumption of 77,600.  Both corporation profits and personal income were higher than anticipated in the May 2004 Budget.

The outlook for Ontario growth in 2005 and 2006, however, has deteriorated since the Budget of May
2004.  As seen in the table below, Ontario real GDP is expected to grow by 2.0 per cent in 2005 and
2.8 per cent in 2006, down from last year's Budget assumption of 3.2 and 3.3 per cent, respectively.
The growth of nominal GDP, corporation profits and retail sales is also lower than projected in last year's Budget.

The weakening in the province's near-term economic prospects mainly reflects the impacts of the sharp appreciation of the Canadian dollar and high oil prices.  As the impact of these two forces fades, growth is expected to improve to 3.4 per cent in 2007 and 3.3 per cent in 2008.

Changes in Key Economic Forecast Assumptions, 2004 Budget Compared to 2005 Budget
(Per Cent Change)
---------------------------------------------------------------------------------------------------------------------------
                                      2004                    2005                    2006                    2007
                             ----------------------- ----------------------- ----------------------  ----------------------
                               Budget       Actual          Budget of              Budget of               Budget of
                                2004                    2004        2005        2004        2005        2004       2005
---------------------------- -----------  ---------- ----------- ----------- ----------  ----------  ---------- -----------
Real GDP                         2.3         2.6         3.2         2.0        3.3         2.8         3.4         3.4
Nominal GDP                      4.1         4.7         5.0         3.9        5.2         4.6         5.3         5.3
Corporate Profits                5.8         13.8        4.9         3.0        5.0         4.0         5.9         4.0
Retail Sales                     3.5         3.2         4.1         4.0        4.1         3.9         4.3         4.0
Housing Starts (000s)           77.6         85.1       76.0        75.4        75.0        74.3        74.0       74.5
Employment                       1.7         1.7         1.8         1.0        2.0         1.8         2.1         2.0
Job Creation (000s)              104         108         114         65         132         118         140         130
Personal Income                  3.4         3.6         4.5         3.8        4.8         4.6         4.9         4.9
---------------------------- -----------  ---------- ----------- ----------- ----------  ----------  ---------- -----------
Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ontario Ministry of Finance.
                             -----------  ---------- ----------- ----------- ----------  ----------  ---------- -----------

Private-sector forecasts for Ontario
[A graph showing the average private-sector forecast
 of Ontario real GDP growth for the years 2005 to 2007.]

in 2005 and 2006 have
also been reduced from the projections
made at the time of the 2004 Budget.
Forecasters now anticipate a stronger
rebound will be underway in 2007.